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                                           [Ameritas Life Insurance Corp. LOGO]
                                                                5900 "O" Street
                                                             Lincoln, NE  68510
                                                                   402-467-1122

November 5, 2008

                                           Via EDGAR and overnight express mail

Sally Samuel, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:      Ameritas Life Insurance Corp. and
         Ameritas Variable Separate Account V, 1940 Act No. 811-04473 Excel Performance VUL, 1933 Act No. 333-151913
         Correspondence for Registration Statement on Form N-6

Dear Ms. Samuel:

Ameritas Life Insurance Corp. ("Depositor" and "Ameritas") and Ameritas Variable Separate Account V ("Registrant" and "Separate Account") are submitting this Correspondence in order to facilitate pre-review of an amendment to the above-referenced Registration Statement. We have enclosed an Attachment of selected text, red-lined for the revisions discussed.

Changes addressed in this Correspondence are in response to staff comments received October 31, 2008, related to Correspondence we filed October 10, 2008.

A. (Original comment No. 3.) Adding, Deleting, or Substituting Variable Investment Options. You commented that the text as previously agreed upon seems cumbersome, that you thought it includes a lot of extra words, and that we could streamline it, make it simpler and still get the message across. Response: We revised the format of this section so that information on changes in underlying portfolios is addressed in a separate paragraph from changes in the operation of the separate account and subaccounts. We also moved mention of notice to owners to the revised concluding paragraph. See Page 16 text on the Attachment at the end of this letter.

B. (Original comments Nos. 6 and 10.) Allocating Premiums and "Right to Examine" Period. You questioned whether premium received and placed in our general account prior to Policy issuance would be credited with interest, and noted that, if so, there appeared to be an inconsistency between the two sections on this point. Response: We discussed these two sections with our actuary. Premium received pending issuance of a Policy does not earn interest. Therefore, we revised the section on Allocating Premium as shown on the Attachment at the end of this letter, text for Page 23. (There is no further change needed to Page 27.)

C. (Original comment No. 7.) Suicide. You commented that since the prospectus needs to be a stand-alone document, we should not refer to the Policy schedule when discussing Montana requirements. Response: We also discussed this matter with our actuary, who agreed we should delete the reference to the Policy Schedule, as shown on the Attachment at the end of this letter, text for Page 25.

We will make the other minor changes that you called our attention to for this prospectus and the other two new UNIFI variable life prospectuses discussed in your comments received last Friday. Those changes, along with all revisions previously submitted by Correspondence will be documented in the respective pre-effective amendment filings that we plan to submit next week.

We plan to formally ask that the effective date of this registration be accelerated to on or about December 2, 2008 by separate letter, or as part of the pre-effective amendment filing.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We have provided all information investors require for an informed decision. Since the Separate Account and its management are in possession of all facts relating to the Separate Account's disclosure, we are responsible for the accuracy and adequacy of the disclosures we have made.

      We further acknowledge that:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Separate Account from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o The Separate Account may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions or comments concerning this filing, please telephone me at 402-467-7894, or our lead securities attorney, Ann Diers, at 402-467-7847.

Sincerely,

/S/ Sally R. Bredensteiner

Sally R. Bredensteiner
Assistant Counsel

Attachment

ATTACHMENT

A. Page 16 Adding, Deleting, or Substituting Variable Investment Options We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available.

     We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount's underlying portfolio and substitute shares of another series fund portfolio if the shares of an underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account. We may add new Separate Account underlying portfolios or eliminate existing underlying portfolios, when, in our sole discretion, conditions warrant a change. In all of these situations, we will receive any necessary SEC and state approval before making any such change.

     Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts. Where permitted by applicable law, we reserve the right to remove, combine or add Subaccounts. Subaccounts may be closed to new or subsequent transfers or allocations. We will receive any necessary SEC and state approval before making any of these changes.

     We will notify you of any changes to the variable investment options.

B.   Page 23 Allocating Premium
     You may allocate your premiums among the variable Investment Options (the Subaccounts) and the Fixed Account option. The initial allocation instructions in your Policy application will be used for additional premiums until you change your allocation instructions.
        | |     Allocations must be in whole percentages, and total 100%.
        | |     You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to premiums received on or after the date we receive your Written Notice or authorized telephone transaction.
        | |     All premiums will be allocated pursuant to your instructions on record with us, except your initial premium and any additional premiums received prior to your Policy's Right to Examine
                Transfer Date.

     Prior to the Right to Examine Transfer Date, we will hold your initial Net Premium and any additional Net Premiums in the Money Market Subaccount. On the Right to Examine Transfer Date, we will invest your Account Value, which will include investment performance results, in the Investment Options pursuant to your application allocation instructions. If, by the Right to Examine Transfer Date, you decide to cancel your Policy, we will refund the premiums paid minus Policy Debt and partial withdrawals.

     Until your Policy is issued, any premium payments we receive are held in our general account.

C.   Page 25 Suicide
     We will terminate the Policy and give back the premiums received, less any partial withdrawals and Policy Debt, if the Insured, while sane or insane, commits suicide within two years (one year in Colorado, Missouri, and North Dakota) after the date the Policy was issued. In Montana, the amount we will return will be the premiums received, less any partial withdrawals and Policy Debt, as stated above, or if greater, we will return the reserve determined according to the commissioner's reserve valuation method. We will pay only the Monthly Deductions for an increase in Specified Amount of insurance if the Insured, while sane or insane, commits suicide within two years (one year in Colorado, Missouri, and North Dakota) after the effective date of any increase.